Exhibit 99.1

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of May 1, 2013.

FIRST QUARTER HIGHLIGHTS

Key consolidated financial information:

•	Net earnings attributable to shareholders of Goldcorp of $309 million ($0.38 per share), compared with $479 million ($0.59 per share) in 2012.

•	Operating cash flows of $294 million, compared with $339 million in 2012.

•	Dividends paid of $122 million, compared to $109 million in 2012.

•	Over $4 billion of liquidity. (1)

Key performance measures: (2)

•	Goldcorp’s share of gold production increased to 614,600 ounces compared with 524,700 ounces in 2012 with the commencement of commercial production at Pueblo Viejo in 2013.

•

Total cash costs of $565 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $251 per gold ounce in 2012. On a co-product basis, cash costs of $710 per gold ounce, compared with $648 per gold ounce in 2012. (3)

•	All-in sustaining costs of $1,135 per ounce compared with $814 in 2012. (4)

•	Adjusted net earnings of $253 million ($0.31 per share), compared with $404 million ($0.50 per share) in 2012. (5)

•	Goldcorp’s share of adjusted operating cash flows was $400 million ($0.49 per share), compared to $480 million in 2012 ($0.59 per share). (6)

•	Goldcorp’s share of free cash flows of $(211) million, compared to $(273) million in 2012. (7)

On March 20, 2013, the Company completed an issuance of $1.5 billion of senior unsecured notes and received net proceeds of $1.48 billion. Additionally, the Company extended the $2 billion revolving credit facility to 2018.

(1)	At March 31, 2013, the Company held $1,463 million of cash and cash equivalents, $551 million of money market investments and held an undrawn $2 billion revolving credit facility.

(2)

The Company has included the undernoted non-GAAP performance measures on an attributable basis throughout this document. Attributable performance measures include the Company’s mining operations and projects and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company’s operating and economic performance and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

(3)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	34	34	20
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Using actual realized sales prices, co-product total cash costs would be $707 per gold ounce for the three months ended March 31, 2013 (2012 – $654). Refer to page 40 for a reconciliation of total cash costs to reported production costs.

(4)

For 2013, in conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company is adopting an “all-in sustaining cost” non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 41 for a reconciliation of all-in sustaining costs.

(5)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)

Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Refer to page 43 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities Goldcorp’s share of expenditures on mining interests, deposits on mining interests expenditures and capitalized interest paid, and adding Goldcorp’s share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 43 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At March 31, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest).

The Company’s significant development projects at March 31, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo gold/silver project in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.0% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala.

During the first quarter of 2013, the focus remained on central banks around the world as Japan announced it would begin a quantitative easing program in an effort to increase inflation. With the United States reiterating its intention to keep interest rates extraordinarily low and China maintaining a relatively accommodative path, global interest rates moved lower and equity markets improved. In Europe, leaders continued to insist on austerity measures for its weaker countries. This led to shrinking economies, rising unemployment and a failed banking system in Cyprus. Gold prices weakened steadily through the quarter, despite the unsettled conditions, with gold seeming to be losing its favoured status as a safe-haven in times of uncertainty. However, central banks remain strong proponents of holding gold as a reserve currency in contrast to Exchange Traded Funds’ holdings that have declined over the quarter. The gold price recorded a significant sell-off in mid-April but recovered somewhat due to physical demand purchases in the Far East.

During the first quarter of 2013 and the fourth quarter of 2012, the Company realized an average price of $1,622 and $1,692 per ounce, respectively. Production for the first quarter of 2013 decreased 12% from the prior quarter, primarily as a result of 47% lower production at Peñasquito due to higher plant throughput being offset by 43% lower gold ore grades and 13% lower metallurgical recoveries that resulted from high carbon content ore from the lower grade upper benches of Phase 4A. Carbon in ore tends to occur in shallower, lower grade portions of the Peñasco deposit. Additionally, production decreased by 14% at Red Lake due to 14% lower grades and 8% lower mill throughput due to mine sequencing.

At Peñasquito, ongoing studies to develop a long-term water strategy for the Peñasquito district are expected to be completed in the second quarter of 2013. The studies are evaluating both the development of new water sources as well as opportunities to reduce water consumption in the tailings facility. A new water source has been identified, within the Company’s current permitted basin, with the potential to supply sufficient fresh water to continue the plant ramp up to full design plant throughput. Over the longer term, the studies are assessing the potential to source treated effluent water from the municipality of Saltillo to meet water demand both at Peñasquito and at potential new mining operations or expansions in and around the mine. When complete, the studies are also

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

expected to enable a decision on whether to proceed with a detailed feasibility study investigating the possibility of expanding and/or reconfiguring the existing tailings facility in order to enhance water usage efficiency over the life of the mine. The well field is expected to be in production by end of the second quarter of 2014.

At Cerro Negro, the permit for the construction of the power line to connect to the grid was received in March but later than previously expected. The delay may affect the mobilization of the contractor that will construct the power line and increases the potential for initial gold production to be delayed until the first quarter of 2014.

During the first quarter of 2013, underground mine development, consisting of ramp access, ventilation raises and horizontal stope development continued to ramp up at Eureka, Mariana Central and Mariana Norte. Total underground mine development during the first quarter of 2013 was 1,789 metres, compared to 1,665 metres in the prior quarter. The Eureka and Mariana Central deposits exceeded their planned development metres for the quarter and remain the focus for development, as they will collectively contribute 93% of the contained ounces mined until the end of 2014. Development at longer-term Mariana Norte is in its early stages.

During the first quarter of 2013, the government of the Dominican Republic engaged with Barrick Gold Corporation (“Barrick”), the operator of Pueblo Viejo mine in which the Company holds a 40% interest, to accelerate and increase the benefits that the Dominican Republic will derive from the mine, including potentially implementing new tax measures. Barrick, while reserving its rights under the Special Lease Agreement (“SLA”), which cannot be unilaterally altered, continues to engage in dialogue with the government in an effort to achieve a mutually acceptable outcome. The outcome of the dialogue is uncertain but any amendments to the SLA would likely result in significant additional and accelerated payments to the government.

CORPORATE DEVELOPMENTS

During the three months ended March 31, 2013:

On March 20, 2013, the Company issued $1.5 billion of senior unsecured notes (the “Company’s Notes”), consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018 (the “5-year Notes”) and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “10-year Notes”). The Company received total proceeds of $1.48 billion, net of transaction costs. The Company intends to use these proceeds for repayment of its $863 million of convertible notes (“Convertible Notes”) maturing August 2014, capital expenditures, capital investments or working capital.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)

	Three Months Ended
	March 31		December 31		September 30		June 30
	2013	2012	2012	2011	2012	2011	2012	2011

Consolidated financial information:

Revenues (1)(2)	$ 1,015	$ 1,211	$ 1,246	$ 1,515	$ 1,282	$ 1,308	$ 1,081	$ 1,323

Earnings from operations and associates (2)	$ 320	$ 504	$ 491	$ 545	$ 697	$ 610	$ 401	$ 550

Net earnings	$ 309	$ 479	$ 504	$ 405	$ 498	$ 336	$ 268	$ 489

Net earnings attributable to shareholders of Goldcorp	$ 309	$ 479	$ 504	$ 405	$ 498	$ 336	$ 268	$ 489

Net earnings per share

– Basic	$ 0.38	$ 0.59	$ 0.62	$ 0.50	$ 0.61	$ 0.42	$ 0.33	$ 0.61

– Diluted	$ 0.33	$ 0.51	$ 0.47	$ 0.39	$ 0.61	$ 0.41	$ 0.26	$ 0.52

Cash flows from operating activities (1) (2)	$ 294	$ 339	$ 677	$ 727	$ 432	$ 723	$ 511	$ 330

Dividends paid	$ 122	$ 109	$ 110	$ 91	$ 109	$ 82	$ 110	$ 82

Cash and cash equivalents (2)	$ 1,463	$ 1,370	$ 757	$ 1,502	$ 836	$ 1,476	$ 1,158	$ 1,378

Goldcorp’s share: (3)

Gold produced (ounces)	614,600	524,700	700,400	687,900	592,500	592,100	578,600	597,100

Gold sold (ounces) (1)	595,100	545,700	645,100	685,000	617,800	571,500	532,000	606,400

Silver produced (ounces)	5,633,400	6,618,500	7,185,600	8,688,200	8,509,300	6,494,300	8,184,100	6,498,700

Copper produced (thousands of pounds)	18,800	24,100	25,400	18,500	31,200	28,600	31,500	28,000

Lead produced (thousands of pounds)	29,100	39,200	29,200	46,100	39,400	33,600	45,900	38,500

Zinc produced (thousands of pounds)	52,000	63,800	67,000	97,900	98,400	66,400	95,000	66,500

Average realized gold price (1) (per ounce)	$ 1,622	$ 1,707	$ 1,692	$ 1,663	$ 1,685	$ 1,719	$ 1,596	$ 1,516

Average London spot gold price (per ounce)	$ 1,631	$ 1,691	$ 1,722	$ 1,688	$ 1,652	$ 1,702	$ 1,609	$ 1,506

Total cash costs – by-product (per gold ounce) (1)(4)	$ 565	$ 251	$ 360	$ 261	$ 220	$ 258	$ 370	$ 185

Total cash costs – co-product (per gold ounce) (1)(5)	$ 710	$ 648	$ 621	$ 529	$ 660	$ 551	$ 619	$ 553

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)

Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and consolidated using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera’s revenues, cash from operating activities and cash and cash equivalents and to include the effect of Alumbrera on earnings from operations and associates; however the 2011 quarterly results have not been restated.

(3)

The Company has included the Company’s share of Alumbrera and Pueblo Viejo in the undernoted non-GAAP performance measures. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more accurate measurement of the Company’s operating and economic performance and reflects the Company’s view of its core mining operations.

(4)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

(5)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Commencing January 1, 2013, the Company has reported certain non-GAAP performance measures including the Company’s share of Alumbrera and Pueblo Viejo. The following tables reconcile the financial information of the Company as disclosed in the Company’s unaudited condensed interim financial statements to the financial information including the Company’s share of Alumbrera and Pueblo Viejo.

Unaudited consolidated statements of earnings:

For the three months ended March 31, 2013

	As per unaudited consolidated financial statements	Adjusted	Goldcorp’s share
Revenues	$1,015	$204	$1,219
Production costs	(503)	(93)	(596)
Depreciation and depletion	(150)	(25)	(175)
Earnings from mine operations	362	86	448
Share of net earnings (losses) of associates	37	(32)	(5)
Earnings before taxes	359	21	380
Net earnings	$309	$-	$309

For the three months ended December 31, 2012

	As per unaudited consolidated financial statements	Adjusted	Goldcorp’s share
Revenues	$1,246	$189	$1,435
Production costs	(583)	(84)	(667)
Depreciation and depletion	(154)	(21)	(175)
Earnings from mine operations	509	84	593
Share of net earnings of associates	42	(39)	3
Earnings before taxes	630	18	648
Net earnings	$504	$-	$504

For the three months ended March 31, 2012

	As per unaudited consolidated financial statements	Adjusted	Goldcorp’s share
Revenues	$1,211	$138	$1,349
Production costs	(489)	(70)	(559)
Depreciation and depletion	(141)	(17)	(158)
Earnings from mine operations	581	51	632
Share of net earnings (losses) of associates	14	(36)	(22)
Earnings before taxes	562	15	577
Net earnings	$479	$-	$479

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Consolidated statements of cash flows:

For the three months ended March 31, 2013

	As per unaudited consolidated financial statements	Adjusted	Goldcorp’s share
Operating cash flows before working capital changes	$339	61	400
Net cash provided by operating activities	$294	$81	$375
Net cash used in investing activities	$(1,078)	$(44)	$(1,122)
Net cash provided by financing activities	$1,490	$(98)	$1,392

For the three months ended March 31, 2012

	As per unaudited consolidated financial statements	Adjusted	Goldcorp’s share
Operating cash flows before working capital changes	430	50	480
Net cash provided by operating activities	$339	$(49)	$290
Net cash used in investing activities	$(324)	$33	$(291)
Net cash used in financing activities	$(103)	$6	$(97)

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

Net earnings attributable to shareholders of Goldcorp for the first quarter of 2013 were $309 million, or $0.38 per share, compared to $479 million, or $0.59 per share, in the first quarter of 2012. Compared to the first quarter of 2012, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2013 were impacted significantly by the following factors:

•

Revenues decreased by $196 million, or 16%, primarily due to a $64 million decrease in gold revenues, a $94 million decrease in silver revenues and a $41 million decrease in lead and zinc revenues, net of refining charges. Lower production at Peñasquito impacted revenues as mining progressed during the quarter through the lower grade upper benches of Phase 4A as planned;

•	Production costs increased by $14 million, or 3%, resulting from higher employee, consumables and power costs and unfavourable foreign exchange movements, partially offset by lower sales volumes;

•	Depreciation and depletion increased by $9 million, or 6%, due to asset additions being put into service, partially offset by lower gold sales volumes;

•

An increase in the Company’s share of net earnings of associates of $23 million, including $33 million of net earnings from Pueblo Viejo following commencement of commercial production, partially offset by a $27 million decrease in net earnings from Alumbrera. Alumbrera’s net earnings decreased due to a $46 million reduction in revenues as a result of lower gold and copper sales volumes and realized prices, partially offset by $16 million lower operating costs due to the lower sales volumes. Additionally, the Company recognized a $19 million impairment expense in respect of the Company’s investment in Primero in the first quarter of 2012 which negatively impacted net earnings of associates in the comparative period;

•

A decrease of $6 million in corporate administration expense as a result of a $10 million decrease in share-based compensation due to lower fair values on the Company’s performance share units (“PSUs”), partially offset by additional issuances of share options, PSUs and restricted share units (“RSUs”) in the first quarter of 2013. Excluding share-based compensation expense, corporate administration expense increased by $4 million due to continued Company growth;

•

A $49 million net gain on derivatives in 2013 comprised of a $33 million unrealized gain on the conversion feature of the Convertible Notes; a $14 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; and a $2 million net gain on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”). A $55 million net gain on derivatives in 2012 comprised of a $52 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $20 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $16 million loss on the Silver Wheaton silver contract; and a $1 million unrealized loss on investments in warrants;

•

Other income of $3 million in 2013 was primarily comprised of foreign exchange gains of $2 million arising from value added tax receivables denominated in Mexican pesos and $1 million of interest income. Other income of $14 million during 2012 was primarily comprised of $9 million of favourable foreign exchange gains principally arising from value added tax receivables denominated in Mexican pesos and interest income earned on the Primero $60 million convertible note and $50 million promissory note (the “Primero Notes”) and cash and cash equivalent balances;

•

A lower effective tax rate in the first quarter of 2013, after adjusting for non-deductible share-based compensation expense and the deferred income tax impacts of the strengthening Mexican peso, and weakening Canadian dollar and Argentine peso. The first quarter of 2012 was negatively impacted by non-deductible impairment expense in respect of the Company’s investments in Primero and other marketable securities as well as net non-deductible realized and mark-to-market losses from

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

certain silver obligations to Silver Wheaton. The non-deductible impairment expense in the first quarter of 2013 was significantly lower and Goldcorp had net non-taxable realized and mark-to-market gains on the silver obligations to Silver Wheaton, resulting in a lower effective tax rate; and

•

Income tax for the first quarter of 2013 was impacted by a $17 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $55 million gain in the first quarter of 2012.

Adjusted net earnings amounted to $253 million, or $0.31 per share (1), for the three months ended March 31, 2013, compared to $404 million, or $0.50 per share, for the first quarter of 2012. Compared to the first quarter of 2012, adjusted net earnings decreased due to lower revenues primarily resulting from lower volumes, and higher production costs due to higher employee, consumables and power costs.

Total cash costs (by-product) increased to $565 per gold ounce (2) in the first quarter of 2013, as compared to $251 per gold ounce in the first quarter of 2012. The increase in cash costs per ounce was primarily due to lower by-product revenues.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 40 for a reconciliation of total cash costs to reported production costs.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2013 compared to the three months ended December 31, 2012

Net earnings attributable to shareholders of Goldcorp for the first quarter of 2013 were $309 million, or $0.38 per share, compared to $504 million, or $0.62 per share, in the fourth quarter of 2012. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2013 were impacted significantly by the following factors:

•

Revenues decreased by $231 million, or 19%, due to a $200 million decrease in gold revenues, a $22 million decrease in silver revenues and an $11 million decrease in lead and zinc revenues, net of refining charges. Lower production at Peñasquito impacted revenues as mining progressed during the quarter through the lower grade upper benches of Phase 4A as planned;

•

Production costs decreased by $80 million, or 14%, primarily due to an $84 million reclamation and closure cost expense related to revisions in estimates at the Company’s inactive and closed mines which was recognized in the prior quarter. Excluding the impact of the reclamation and closure cost expense, production costs increased marginally due to higher employee, contractor and power costs;

•	Depreciation and depletion decreased by $4 million, or 3%, due to lower sales volumes;

•

A $10 million increase in exploration costs primarily due to recognition of $10 million of investment tax credits relating to exploration activities at the Company’s Canadian mine sites in the prior quarter;

•

A $5 million decrease in the Company’s share of net earnings of associates due to a $49 million decrease in net earnings from Alumbrera, partially offset by $33 million of net earnings from Pueblo Viejo following commencement of commercial production in the quarter. Alumbrera’s net earnings decreased due to a $96 million reduction in revenues, principally due to lower sales volumes, partially offset by a $33 million reduction in operating costs due to the lower sales volumes. Additionally, the Company’s net earnings of associates was impacted in the prior quarter by a $14 million impairment expense in respect of certain power assets at Pueblo Viejo;

•	Corporate administration increased by $9 million primarily due to additional issuances of share-based compensation in the first quarter of 2013;

•

A $49 million net gain on derivatives in the first quarter of 2013 comprised of a $33 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $14 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; and a $2 million net gain on the Silver Wheaton silver contract. A $126 million net gain on derivatives in the prior quarter was comprised of a $113 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $9 million gain on the Company’s Silver Wheaton silver contract; and a $4 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

A $12 million gain on disposition of mining interests was recognized in the prior quarter arising from the sale of the 8,422,460 Primero shares received as settlement of the outstanding $30 million principal of the Primero convertible note;

•

A higher effective tax rate in the first quarter of 2013, after adjusting for the non-deductible share-based compensation expense and the deferred income tax impacts of the strengthening Mexican peso, and weakening Canadian dollar and Argentine peso (weakening Mexican peso, Canadian dollar and Argentine peso in the fourth quarter of 2012). The 2012 fourth quarter effective tax rate was lower primarily because of the favourable impact of a total of $122 million non-taxable gains on the conversion feature on the Company’s Convertible Notes and certain silver obligations to Silver Wheaton, and an $8 million non-taxable impairment reversal of the Company’s investment in Primero. In comparison, in the first quarter of 2013, the total non-taxable gain on the conversion feature of the Convertible Notes and the silver obligations to Silver Wheaton was $35

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

million. There was no impairment related adjustment to the carrying value of the Company’s investment in Primero during the first quarter of 2013; and

•

Income tax for the first quarter of 2013 was impacted by a $17 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $22 million loss in the fourth quarter of 2012.

Adjusted net earnings amounted to $253 million, or $0.31 per share (1), for the three months ended March 31, 2013, compared to $465 million, or $0.57 per share, for the fourth quarter of 2012. Compared to the prior quarter, adjusted net earnings were significantly impacted by lower revenues as a result of lower sales volumes and lower realized prices.

Total cash costs (by-product) increased to $565 per gold ounce (2) in the first quarter of 2013, as compared to $360 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to lower by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 40 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  12

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Three months ended March 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs (per gold ounce) (2)
Red Lake	2013	$221	145,500	135,100	$1,628	$476
	2012	$195	114,200	114,800	$1,692	$523
Porcupine	2013	104	67,200	63,900	1,627	797
	2012	103	60,700	60,500	1,696	786
Musselwhite	2013	90	59,100	55,400	1,613	841
	2012	94	53,200	55,800	1,684	844
Peñasquito	2013	253	60,100	67,800	1,599	611
	2012	419	68,600	87,500	1,766	(751)
Los Filos	2013	128	81,500	78,400	1,620	589
	2012	141	82,700	82,900	1,698	521
El Sauzal	2013	26	18,200	15,700	1,623	946
	2012	35	21,400	20,800	1,693	605
Marlin	2013	124	50,000	48,700	1,632	102
	2012	145	53,200	54,000	1,684	(187)
Marigold	2013	51	31,700	31,700	1,622	854
	2012	45	26,500	26,400	1,699	679
Wharf	2013	18	12,500	11,200	1,620	836
	2012	34	16,600	18,300	1,683	663
Alumbrera (1)	2013	93	24,700	22,500	1,634	14
	2012	138	27,600	24,700	1,771	(1,131)
Pueblo Viejo (1)	2013	111	64,100	64,700	1,624	472
	2012	-	-	-	-	-
Total – Goldcorp’s share	2013	$1,219	614,600	595,100	$1,622	$565
	2012	$1,349	524,700	545,700	$1,707	$251

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of Alumbrera and Pueblo Viejo throughout this document; however these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo on an attributable basis is a more accurate measurement of the Company’s operating and economic performance and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

GOLDCORP  |  13

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore milled	196,900	214,000	208,000	216,000	220,100

Average mill head grade (grams/tonne)	22.91	26.67	19.18	16.02	16.32

Average recovery rate	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	145,500	168,300	121,200	104,000	114,200

– Sold	135,100	170,100	124,200	99,200	114,800

Average realized gold price (per ounce)	$1,628	$1,703	$1,668	$1,604	$1,692

Total cash costs (per ounce)	$476	$403	$535	$568	$523

Financial Data

Revenues	$221	$292	$207	$158	$195

Depreciation and depletion	$27	$27	$21	$17	$18

Earnings from operations	$126	$199	$110	$82	$112

Expenditures on mining interests	$65	$80	$68	$72	$61

Gold production for the first quarter of 2013 was executed on plan. Production of 145,500 ounces was 31,300 ounces, or 27%, more than in the first quarter of 2012 due to 40% higher grades, partially offset by 11% lower tonnage processed as planned. Mill throughput was 11% lower due to Footwall Zone re-sequencing and temporary service delays at Campbell. The successful completion of the de-stress program in the third quarter of 2012 increased grades in the High Grade Zone by 48%, as a result of increased heading availability. Campbell also delivered higher grades from numerous areas.

Cash costs for the first quarter of 2013 were $476 per ounce, a decrease of $47 per ounce, or 9%, compared to the first quarter of 2012 due to higher gold production ($79 per ounce) and a weaker Canadian dollar ($1 per ounce), partially offset by higher operating costs ($33 per ounce). The increase in operating costs was attributable to higher employee costs ($2 million) due to an increase in manpower, and an increase in consumable costs ($2 million).

Gold production for the first quarter of 2013 was 22,800 ounces, or 14%, less than in the fourth quarter of 2012 due to 14% lower grades and 8% lower mill throughput, as planned, as a result of mine sequencing in the fourth quarter of 2012 which provided access to higher grades, as compared to the first quarter of 2013.

Cash costs for the first quarter of 2013 were $73 per ounce, or 18%, higher than in the prior quarter due to lower gold production ($107 per ounce), partially offset by lower operating costs ($31 per ounce) and a weaker Canadian dollar ($3 per ounce). The decrease in operating costs was attributable to a decrease in contractor costs due to lower usage of contractors for development and less long hole drilling ($3 million) and a decrease in consumable costs ($2 million).

During the first quarter of 2013, drilling continued on the newly discovered NXT zone. To date, results indicate that the zone remains open to the west and vertically. Several drills are targeting this zone both from the 4199 exploration drift and from existing infrastructure at higher levels in the mine. Initial development of the 47 level drift, to provide closer drill access to this zone, was completed as planned during the first quarter and drilling will continue throughout the remainder of the year.

GOLDCORP  |  14

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore milled	1,036,700	1,084,100	1,037,300	1,023,200	1,017,800

Hoyle Pond underground (tonnes)	91,900	100,300	71,300	72,300	62,500

Hoyle Pond underground (grams/tonne)	12.48	13.53	8.48	17.72	12.14

Dome underground (tonnes)	136,000	141,100	110,400	101,400	127,800

Dome underground (grams/tonnes)	3.75	3.52	4.15	4.75	5.22

Stockpile (tonnes)	808,800	842,300	855,600	849,500	827,500

Stockpile (grams/tonne)	0.74	0.81	0.81	0.81	0.82

Average mill head grade (grams/tonne)	2.17	2.35	1.67	2.40	2.07

Average recovery rate	93%	93%	93%	95%	92%

Gold (ounces)

– Produced	67,200	74,100	53,100	74,900	60,700

– Sold	63,900	75,100	52,000	75,200	60,500

Average realized gold price (per ounce)	$1,627	$1,705	$1,659	$1,604	$1,696

Total cash costs (per ounce)	$797	$750	$929	$674	$786

Financial Data

Revenues	$104	$128	$87	$121	$103

Depreciation and depletion	$13	$13	$11	$14	$13

Earnings (loss) from operations (1)	$37	$(28)	$24	$53	$39

Expenditures on mining interests	$22	$33	$29	$27	$22

(1)

Earnings from operations for the three months ended December 31, 2012 were impacted by a non-cash provision related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites of $83 million.

Gold production for the first quarter of 2013 was 6,500 ounces, or 11%, higher than in the first quarter of 2012 primarily due to 5% higher grades and 2% higher tonnage processed. Porcupine currently consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 47% higher tonnage and 3% higher grades due to an increased percentage of development ore and mechanized cut and fill tonnes, combined with improved sequencing of production stopes in the VAZ zone. The Dome underground operation experienced 28% lower grades, partially offset by 6% higher tonnage due to mining in higher tonnage bulk zones. Material reclaimed from Stockpile provided 10% lower grades with 2% lower tonnage as a result of the higher underground tonnage.

Cash costs for the first quarter of 2013 were $797 per ounce, an increase of $11 per ounce, or 1%, compared to the first quarter of 2012 due to higher operating costs ($58 per ounce), partially offset by higher gold production ($42 per ounce) and a weaker Canadian dollar ($5 per ounce). The increase in operating costs was primarily due to higher employee costs ($2 million) and higher consumable costs ($1 million).

Gold production for the first quarter of 2013 was 6,900 ounces, or 9%, lower than in the fourth quarter of 2012 due to 8% lower grades and 4% lower tonnage due to planned mill maintenance. The Hoyle Pond underground operation experienced 8% lower grades and 8% lower tonnage due to reduced mining in the VAZ zone as planned. The Dome underground operation experienced 7% higher grades and 4% lower tonnage due to less dilution as a result of lower tonnes from development. Material reclaimed from Stockpile provided 9%

GOLDCORP  |  15

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

lower grades and 4% lower tonnage due to feeding from a lower grade portion of the stockpile and less tonnes being milled than in the fourth quarter of 2012.

Cash costs for the first quarter of 2013 were $47 per ounce, or 6%, higher than in the prior quarter due to lower gold production ($133 per ounce), partially offset by lower operating costs ($77 per ounce) and a weaker Canadian dollar ($9 per ounce). The decrease in operating costs was attributable to lower contractor costs ($3 million) and lower maintenance and consumable costs ($5 million), partially offset by higher employee costs ($2 million).

Exploration during the first quarter of 2013 focused on current ore zones at Hoyle Pond and further defining the TVZ bulk zone. Exploration platforms have been prioritized to allow for deep and lateral exploration at Hoyle Pond.

At Hoyle Deep work focused on shaft sinking below the 440m level including preparation to start the access development drive to the 980m level shaft station. Shaft sinking advanced to a total of 83 metres including the excavation of the 660m skip dump. Construction and installation work continued on the assembly of the 12 foot service hoist plant. Expenditures for the first quarter of 2013 totaled $7 million.

Work related to the Hollinger open pit project focused on the advancement of the haul road construction between the Hollinger site and the Dome mill, requiring only the final tie-in to the Hollinger property and raising of noise berms along the haul road to complete. On-site work continues to remediate voids below areas where the environmental control berm will be constructed and reverse circulation drilling has resumed to define ore prior to mining. Additional information was submitted to the Provincial Ministry of the Environment for the project’s Environmental Compliance Approval for Air.

GOLDCORP  |  16

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore milled	325,300	324,600	339,500	308,100	327,400

Average mill head grade (grams/tonne)	5.86	6.52	6.15	6.00	5.43

Average recovery rate	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	59,100	64,000	65,500	56,500	53,200

– Sold	55,400	63,700	64,600	58,100	55,800

Average realized gold price (per ounce)	$1,613	$1,707	$1,655	$1,598	$1,684

Total cash costs (per ounce)	$841	$693	$699	$819	$844

Financial Data

Revenues	$90	$109	$107	$93	$94

Depreciation and depletion	$11	$11	$12	$11	$10

Earnings from operations	$30	$51	$47	$32	$31

Expenditures on mining interests	$19	$22	$33	$25	$19

Gold production for the first quarter of 2013 was 5,900 ounces, or 11%, higher than in the first quarter of 2012 due to an 8% increase in grades, partially offset by 1% lower mill throughput. Higher grades were realized as a result of mining higher grade material from the Lynx Zone and decreased mining dilution generated from mining in areas with better ground conditions as compared to the first quarter of 2012. Mill throughput was reduced in the first quarter of 2013 due to stope delays attributed to additional ground control requirements, unscheduled conveyor repairs, and lower manpower availability due to seasonal flu.

Cash costs for the first quarter of 2013 were $841 per ounce, comparable to the first quarter of 2012.

Gold production for the first quarter of 2013 was 4,900 ounces, or 8%, lower than in the fourth quarter of 2012. The lower production was primarily attributable to a 10% decrease in grades which resulted from mining lower grade stopes as routine ground rehabilitation work was performed in certain higher grade areas, now planned to be mined in the second quarter of the year.

Cash costs for the first quarter of 2013 were $148 per ounce, or 21%, higher than in the prior quarter due to lower gold production ($105 per ounce) and higher operating costs ($51 per ounce), partially offset by a weaker Canadian dollar ($8 per ounce). The increase in operating costs was attributable to increased employee costs ($1 million), higher power costs ($1 million) and increased maintenance parts ($1 million), partially offset by lower operating development expenses ($1 million).

Exploration in the first quarter of 2013 focused on the northern extension of the PQ Deeps deposit underground and the northern and southern extension of the Lynx Zone from underground. Underground drilling has returned positive results for the northern extension of the C-block of the PQ Deeps beyond the 2012 resource boundary and the southern, up-dip extension of the Lynx Zone.

GOLDCORP  |  17

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012
Tonnes of ore mined – sulphide	9,820,000	10,362,400	10,395,400	9,607,300	7,159,500
Tonnes of ore mined – oxide	1,068,700	2,117,600	1,068,200	1,703,300	1,065,300
Tonnes of waste removed	36,079,200	31,442,300	28,044,500	30,192,100	32,225,100
Tonnes of total material moved	46,967,900	43,922,300	39,508,100	41,502,700	40,449,900
Ratio of waste to ore	3.3	2.5	2.4	2.7	3.9
Average head grade
Gold (grams/tonne)	0.31	0.55	0.60	0.48	0.36
Silver (grams/tonne)	17.88	24.41	31.71	28.31	24.84
Lead	0.22%	0.23%	0.26%	0.31%	0.31%
Zinc	0.43%	0.52%	0.70%	0.68%	0.56%
Sulphide Ore
Tonnes of ore milled	9,329,400	9,087,200	9,339,800	9,586,800	8,393,100
Average recovery rate
Gold	59%	68%	73%	70%	64%
Silver	74%	76%	79%	79%	75%
Lead	69%	67%	78%	76%	73%
Zinc	70%	76%	80%	78%	72%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	29,400	30,600	37,300	41,600	35,400
Zinc Concentrate (DMT)	48,800	62,900	89,400	88,000	58,100
Gold (ounces)	49,600	99,800	119,400	93,400	56,000
Silver (ounces)	3,528,500	4,821,500	6,738,700	6,194,200	4,530,100
Lead (thousands of pounds)	29,100	29,200	39,400	45,900	39,200
Zinc (thousands of pounds)	52,000	67,000	98,400	95,000	63,800
Oxide Ore
Tonnes of ore processed	1,068,700	2,117,700	1,068,200	1,703,300	1,065,300
Produced
Gold (ounces)	10,500	13,100	6,600	10,400	12,600
Silver (ounces)	404,100	378,800	239,700	376,500	425,300
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	60,100	112,900	126,000	103,800	68,600
Silver (ounces)	3,932,600	5,200,400	6,978,400	6,570,700	4,955,400
Lead (thousands of pounds)	29,100	29,200	39,400	45,900	39,200
Zinc (thousands of pounds)	52,000	67,000	98,400	95,000	63,800
Gold Equivalent Ounces (1)	180,000	266,500	338,300	311,200	222,500
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	67,800	90,400	132,700	89,300	87,500
Silver (ounces)	3,853,000	4,605,300	7,483,300	5,478,900	7,045,000
Lead (thousands of pounds)	24,200	23,600	41,700	42,200	52,400
Zinc (thousands of pounds)	50,400	73,600	96,600	90,800	75,900
Average realized prices
Gold (per ounce)	$1,599	$1,634	$1,758	$1,584	$1,766
Silver (per ounce) (2)	$24.54	$23.38	$26.34	$23.17	$25.43
Lead (per pound)	$1.00	$0.96	$1.04	$0.84	$0.96
Zinc (per pound)	$0.89	$0.86	$0.92	$0.84	$0.98
Total Cash Costs – by-product (per ounce of gold) (3)	$611	$17	$(608)	$(425)	$(751)
Total Cash Costs – co-product (per ounce of gold) (3)	$1,128	$764	$625	$642	$726

GOLDCORP  |  18

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
Financial Data and Key Performance Indicators	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012
Revenues (2)	$253	$313	$519	$337	$419
Depreciation and depletion	$38	$44	$65	$48	$50
Earnings from operations (2)	$24	$96	$245	$130	$169
Expenditures on mining interests	$48	$68	$48	$71	$72
Mining cost per tonne	$2.05	$1.78	$1.93	$1.58	$1.70
Milling cost per tonne	$7.36	$8.17	$7.39	$7.70	$9.55
General and administrative cost per tonne milled	$2.17	$2.44	$1.90	$1.52	$1.89
Off-site cost per tonne sold (lead) (4)	$564	$732	$751	$745	$623
Off-site cost per tonne sold (zinc) (4)	$321	$316	$324	$321	$350

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.02 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the three months ended March 31, 2013 would be $1,128 per ounce of gold, $17.45 per ounce of silver, $0.99 per pound of lead and $0.82 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.02 per ounce with the remaining 75% of silver ounces sold at market rates.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for the first quarter of 2013 of 60,100 ounces was 8,500 ounces, or 12%, less than in the first quarter of 2012 due to higher mill throughput being offset by lower ore grades as mining progressed through the lower grade upper benches of Phase 4A as planned, and lower metallurgical recoveries which was a result of high carbon content ore. The sulphide plant achieved throughput of 103,660 tonnes per day during the quarter as compared to 92,200 tonnes per day in the first quarter of 2012, consistent with the execution of planned maintenance and available water.

Co-product cash costs for the first quarter of 2013 were $1,128 per ounce, an increase of $402 per ounce, or 55%, compared to the first quarter of 2012 due to lower gold production ($211 per ounce), a stronger Mexican peso ($21 per ounce), and higher operating costs ($170 per ounce). Higher operating costs resulted primarily from increased contractor waste stripping volumes associated with the development of Phase 5 ($25 million), higher fuel and explosives consumption rates, higher fuel prices and higher labour costs which were partially offset by decreased grinding media and reagents consumption. The first quarter of 2012 reflected the impact of capitalized development costs related to stripping activities ($27 million).

Gold production for the first quarter of 2013 was 52,800 ounces, or 47%, less than in the fourth quarter of 2012 due to higher plant throughput being offset by 43% lower gold ore grades and 13% lower metallurgical recoveries that resulted from high carbon content ore from the lower grade upper benches of Phase 4A. Carbon in ore tends to occur in shallower, lower grade portions of the Peñasco deposit.

Co-product cash costs for the first quarter of 2013 were $364 per ounce, or 476%, higher than in the prior quarter due to lower gold production ($255 per ounce), a stronger Mexican peso ($50 per ounce), and higher operating costs ($60 per ounce). Higher operating costs resulted primarily from increased contractor waste stripping volumes associated with the development of Phase 5, higher labour costs, increased fuel prices and consumption rates, and the timing of maintenance, partially offset by decreased grinding media and reagents consumption.

GOLDCORP  |  19

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

The provisional pricing impact from sales in the fourth quarter of 2012 that settled in the first quarter of 2013 was positively impacted by higher realized silver, lead and zinc prices during the first quarter of 2013, resulting in a positive $2 million adjustment to sales revenue. The positive adjustment primarily related to silver sales ($2 million) and zinc sales ($1 million), partially offset by a lower realized gold price ($1 million). The provisional pricing impact in the previous quarter was negative $20 million.

Ongoing studies to develop a long-term water strategy for the Peñasquito district are expected to be completed in the second quarter of 2013. The studies are evaluating both the development of new water sources as well as opportunities to reduce water consumption in the tailings facility. A new water source has been identified, within the Company’s current permitted basin, with the potential to supply sufficient fresh water to continue the plant ramp up to full design plant throughput. Over the longer term, the studies are assessing the potential to source treated effluent water from the municipality of Saltillo to meet water demand both at Peñasquito and at potential new mining operations or expansions in and around the mine. When complete, the studies are also expected to enable a decision on whether to proceed with a detailed feasibility study investigating the possibility of expanding and/or reconfiguring the existing tailings facility in order to enhance water usage efficiency over the life of the mine. The well field is expected to be in production by end of the second quarter of 2014.

Pre-commissioning of the Waste Rock Overland Conveyor continued into the first quarter of 2013. Load tests were successfully completed in the first quarter and the system will continue to be ramped up over the second quarter of 2013.

The exploration drilling program was accelerated in the first quarter of 2013 with additional drill rigs being mobilized resulting in a total of 11,600 metres, distributed in 14 holes, being achieved for the quarter. Exploration continues to focus on intersecting the copper-gold sulphide rich skarn and porphyry deposit located below and adjacent to the existing open pit. The newly discovered deposit is open both vertically and horizontally with the current exploration objective focused on delineating the size and extent of the deposit.

GOLDCORP  |  20

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore mined	6,770,500	8,319,900	7,030,400	6,587,200	7,391,100

Tonnes of waste removed	12,163,200	11,170,300	10,564,100	9,069,900	10,368,400

Ratio of waste to ore	1.8	1.3	1.5	1.4	1.4

Tonnes of ore processed	6,740,700	8,424,800	7,066,600	6,693,300	7,404,300

Average grade processed (grams/tonne)	0.68	0.70	0.65	0.69	0.70

Average recovery rate (1)	48%	48%	48%	47%	47%

Gold (ounces)

– Produced	81,500	92,800	79,700	85,200	82,700

– Sold	78,400	92,200	79,200	84,700	82,900

Average realized gold price (per ounce)	$1,620	$1,707	$1,648	$1,597	$1,698

Total cash costs (per ounce)	$589	$572	$575	$535	$521

Financial Data

Revenues	$128	$157	$131	$136	$141

Depreciation and depletion	$15	$11	$14	$14	$11

Earnings from operations	$65	$92	$71	$76	$86

Expenditures for mining interests	$42	$25	$16	$27	$17

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the first quarter of 2013 was 1,200 ounces, or 1%, lower than in the first quarter of 2012 due to 3% lower grades and 9% lower tonnage processed. The decrease in grades was primarily attributable to 12% lower grade ore from the Los Filos pit as planned. The decrease in tonnage processed was due to a 17% increase in waste removed in accordance with the mine plan.

Cash costs for the first quarter of 2013 were $589 per ounce, an increase of $68 per ounce, or 13%, compared to the first quarter of 2012 due to higher operating costs ($32 per ounce), lower gold production ($30 per ounce) and a stronger Mexican peso ($6 per ounce). The increase in operating costs was primarily attributable to higher employee costs ($1 million), increased reagents consumption ($1 million) and higher tires and diesel consumption ($1 million).

Gold production for the first quarter of 2013 was 11,300 ounces, or 12%, less than in the fourth quarter of 2012 primarily due to 20% lower tonnage processed and 3% lower grades. The decrease in grades was primarily attributable to 15% lower grades from the Los Filos pit, as planned. The decrease in tonnage processed was due to a 9% increase in waste removed in accordance with the mine plan.

Cash costs for the first quarter of 2013 were $17 per ounce, or 3%, higher than in the fourth quarter of 2012 due to lower gold production ($104 per ounce) and a stronger Mexican peso ($4 per ounce), partially offset by lower operating costs ($90 per ounce). The decrease in operating costs was primarily attributable to lower reagents consumption ($2 million), lower contractor costs ($1 million), a decrease in spare parts ($1 million) and diesel and explosives consumption ($1 million).

The construction of the next expansion phase of the Los Filos heap leach pad facility is progressing well and expected to be completed late in the second quarter of 2013 as planned. The 2013 exploration program continues focusing on converting the previous year addition of inferred mineral resources into reserves at El Bermejal north.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

The evaluation of mine and crushing and agglomeration expansion opportunities for Los Filos is underway and is anticipated to be completed by the end of 2013.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore mined	544,600	595,900	529,300	586,600	576,500

Tonnes of waste removed	3,206,900	2,774,400	2,776,300	2,802,700	2,678,900

Ratio of waste to ore	5.9	4.7	5.2	4.9	4.6

Tonnes of ore milled	479,000	471,900	464,600	539,500	516,300

Average mill head grade (grams/tonne)	1.32	1.51	1.11	1.44	1.37

Average recovery rate	90%	93%	94%	94%	94%

Gold (ounces)

– Produced	18,200	21,300	15,500	23,600	21,400

– Sold	15,700	21,900	16,800	22,100	20,800

Average realized gold price (per ounce)	$1,623	$1,708	$1,670	$1,595	$1,693

Total cash costs (per ounce)	$946	$856	$806	$538	$605

Financial Data

Revenues	$26	$38	$28	$36	$35

Depreciation and depletion	$6	$9	$8	$9	$9

Earnings from operations	$4	$9	$6	$13	$13

Expenditures on mining interests	$1	$1	$2	$3	$3

Gold production for the first quarter of 2013 was 3,200 ounces, or 15%, lower than in 2012 mainly due to 4% lower grades, consistent with the mine plan, and 7% lower tonnage milled resulting from higher than expected ore hardness.

Cash costs for the first quarter of 2013 were $946 per ounce, an increase of $341 per ounce, or 56%, compared to the first quarter of 2012 due to lower gold production ($200 per ounce), higher operating costs ($136 per ounce) and a stronger Mexican peso ($5 per ounce). The increase in operating costs was primarily due to higher employee and contractor costs ($2 million) and higher fuel, explosives and maintenance costs ($2 million).

Gold production for the first quarter of 2013 was 3,100 ounces, or 15%, lower than in the fourth quarter of 2012 primarily due to 13% lower average mill head grades and 3% lower average recovery rates due to the ore type.

Cash costs for the first quarter of 2013 were $90 per ounce, or 11%, higher than in the fourth quarter of 2012 primarily due to lower gold production ($343 per ounce) and a stronger Mexican peso ($2 per ounce), partially offset by lower operating costs ($255 per ounce). The decrease in operating costs was primarily attributable to lower contractor costs ($1 million) and lower employee, consumables and site costs ($2 million).

GOLDCORP  |  23

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore milled	480,300	481,700	489,100	487,600	477,900

Average mill head grade (grams/tonne)

– Gold	3.30	3.27	3.25	3.75	3.49

– Silver	110	122	111	113	118

Average recovery rate

– Gold	96%	96%	96%	96%	96%

– Silver	92%	92%	91%	91%	90%

Produced (ounces)

– Gold	50,000	49,500	47,900	56,700	53,200

– Silver	1,583,000	1,780,900	1,523,300	1,613,400	1,663,100

– Gold Equivalent Ounces (1)	78,100	79,200	73,300	83,600	80,900

Sold (ounces)

– Gold	48,700	47,300	49,500	58,300	54,000

– Silver	1,487,000	1,707,500	1,567,000	1,660,500	1,669,000

Average realized price (per ounce)

– Gold	$1,632	$1,701	$1,665	$1,594	$1,684

– Silver	$29.88	$32.24	$30.49	$28.29	$32.61

Total cash costs (per ounce) (2)	$102	$(182)	$40	$20	$(187)

Financial Data

Revenues	$124	$136	$130	$140	$145

Depreciation and depletion	$31	$28	$26	$25	$21

Earnings from operations	$41	$60	$52	$66	$78

Expenditures on mining interests	$18	$31	$20	$23	$23

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2013 would be $641 per ounce of gold and $12.24 per ounce of silver (2012 – $501 and $10.33, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $646 per ounce of gold and $12.06 per ounce of silver for 2013.

Gold and silver production for the first quarter of 2013 was 3,200 ounces, or 6%, and 80,100 ounces, or 5%, respectively, less than in the first quarter of 2012 as planned. The decrease in gold and silver ounces was due to 5% and 7% lower grades, respectively, partially offset by a 1% increase in tonnage processed and 2% increase in silver recovery. The lower grades were due to lower grade ore processed from stockpiles and lower underground grades, in accordance with the mine plan.

Cash costs for the first quarter of 2013 were $102 per ounce, an increase of $289 per ounce, or 155%, compared to the first quarter of 2012 due to higher operating costs ($104 per ounce), lower silver by-product sales credits ($96 per ounce) and lower gold production ($89 per ounce). The increase in operating costs was primarily attributable to higher consumables costs, including shotcrete for

GOLDCORP  |  24

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

underground support and cement for the filter plant, higher contractor costs due to additional operational development and higher power consumption, partially offset by lower royalties due to lower sales volumes.

Gold production for the first quarter of 2013 was comparable to the fourth quarter of 2012. Silver production was 197,900 ounces, or 11%, less than in the fourth quarter of 2012 due to 10% lower grades. The lower silver grades resulted from lower underground grades, consistent with the mine plan.

Cash costs for the first quarter of 2013 were $284 per ounce, or 156%, higher than in the fourth quarter of 2012 due to lower silver by-product sales credits ($250 per ounce) and higher operating costs ($62 per ounce), partially offset by higher gold production ($28 per ounce). The increase in operating costs was primarily attributable to higher underground contractor costs due to higher operational development and higher consumables costs, partially offset by lower royalties due to lower realized prices and lower silver sales volumes.

GOLDCORP  |  25

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended

Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore mined	2,253,600	2,396,800	1,972,800	1,907,000	1,713,200

Tonnes of waste removed	6,478,600	6,862,500	6,157,000	7,034,400	6,785,400

Ratio of waste to ore	2.9	2.9	3.1	3.7	4.0

Tonnes of ore processed	2,253,600	2,396,800	1,972,900	1,907,000	1,713,200

Average grade processed (grams/tonne)	0.40	0.65	0.46	0.43	0.65

Average recovery rate	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	31,700	28,300	22,600	18,900	26,500

– Sold	31,700	28,600	23,000	18,000	26,400

Average realized gold price (per ounce)	$1,622	$1,697	$1,650	$1,588	$1,699

Total cash costs (per ounce)	$854	$847	$839	$726	$679

Financial Data

Revenues	$51	$48	$38	$29	$45

Depreciation and depletion	$6	$7	$3	$3	$4

Earnings from operations	$18	$18	$14	$13	$22

Expenditures on mining interests	$22	$12	$13	$10	$10

Goldcorp’s share of Marigold’s production for the first quarter of 2013 was 5,200 ounces, or 20%, higher than in the first quarter of 2012. The increase in production was attributable to 10%, or 5,100 ounces, higher recoverable gold ounces stacked to the pad in the first quarter of 2013 and fourth quarter of 2012, primarily as a result of mining in the higher grade Red Rock pit.

Ore tonnage processed increased by 32% in the first quarter of 2013 as planned, with mining focused on the lower strip ratio benches in the Target II Phase 1, Red Rock and Battle pits. Grades processed decreased by 38% in the first quarter of 2013 as expected, with ore predominately sourced from the lower grade Target II pit, as compared to the first quarter of 2012 where the ore was primarily sourced from the higher grade Basalt Phase 7 pit.

Cash costs for the first quarter of 2013 were $854 per ounce, an increase of $175 per ounce, or 26%, compared to the first quarter of 2012 due to higher operating costs ($290 per ounce), partially offset by higher gold production ($115 per ounce). The increase in operating costs was attributable to higher fuel and explosive costs due to increased unit prices ($3 million), higher employee costs ($2 million) and tire costs ($1 million), and increased royalties due to higher production and royalty rates ($3 million).

Gold production for the first quarter of 2013 was 3,400 ounces, or 12%, higher than in the fourth quarter of 2012 as a result of drawing down heap leach pad inventory. Recoverable ounces stacked on the pad in the first quarter of 2013 were 42%, or 15,500 ounces, less than in the fourth quarter of 2012; however, higher gold production was realized as opening pad inventory was 12%, or 12,500 ounces, greater than at the beginning of the fourth quarter of 2012. Additionally, the ounces produced in the first quarter of 2013 were placed closer to the heap leach pad liner resulting in a faster leach cycle time, contributing to the higher production as compared to the fourth quarter of 2012. Grade processed decreased by 38% in the first quarter of 2013 as expected, with the ore principally sourced from the lower grade Target II pit compared to the fourth quarter of 2012, where 43% of the ore was sourced from the higher grade Red Rock pit, as planned. Combined ore and waste mined was 6% lower in the first quarter of 2013 due to longer haulage cycle times attributed to backfilling the Basalt Phase 7 and 8 pits.

GOLDCORP  |  26

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the first quarter of 2013 were $7 per ounce, or 1%, higher than in the fourth quarter of 2012 due to higher operating costs ($91 per ounce), partially offset by higher gold production ($84 per ounce). Higher operating costs were attributable to higher employee costs ($1 million), fuel costs as a result of a longer hauling cycle ($1 million), and higher tire and explosives costs ($1 million).

Drilling activity for the first quarter of 2013 was primarily focused on development drilling in the Mackay Pit Phase 1 and Red Dot deposits. Stripping activity will focus on preparation of Phase 1 of the Mackay Pit in anticipation of the electric shovel arrival in the fourth quarter of 2013. Three of the six new 290 tonne electric drive trucks acquired to phase out the smaller mechanical drive trucks were commissioned in the first quarter.

GOLDCORP  |  27

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three Months Ended

Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore mined	700,300	1,390,700	566,100	1,300,000	716,200

Tonnes of ore processed	693,100	751,200	842,800	853,600	737,900

Average grade processed (grams/tonne)	0.70	0.77	0.72	0.70	0.94

Average recovery rate	80%	80%	78%	78%	75%

Gold (ounces)

– Produced	12,500	13,700	19,500	18,300	16,600

– Sold	11,200	15,200	20,100	17,400	18,300

Average realized gold price (per ounce)	$1,620	$1,709	$1,652	$1,593	$1,683

Total cash costs (per ounce)	$836	$849	$595	$602	$663

Financial Data

Revenues	$18	$25	$35	$31	$34

Depreciation and depletion	$1	$-	$1	$1	$1

Earnings from operations	$8	$12	$20	$17	$18

Expenditures on mining interests	$1	$3	$1	$3	$1

Gold production for the first quarter of 2013 was 4,100 ounces, or 25%, lower than in the first quarter of 2012 due to 6% less tonnage processed at 26% lower grades, and temporary solution distribution issues associated with the start up of leaching on heap leach pad four in the first two months of the quarter. Tonnage and grade were in accordance with the mining plan.

Cash costs for the first quarter of 2013 were $836 per ounce, an increase of $173 per ounce, or 26%, compared to the first quarter of 2012 due to lower gold production ($420 per ounce), partially offset by lower operating costs ($247 per ounce). Lower operating costs were attributable to lower production taxes, royalties and maintenance and consumables costs ($3 million).

Gold production for the first quarter of 2013 was 1,200 ounces, or 9%, lower than in the fourth quarter of 2012 due to solution distribution issues during the heap leach pad four start up. 8% lower tonnage processed and 9% lower grades were as planned.

Cash costs for the first quarter of 2013 were 2%, or $13 per ounce, lower than in the fourth quarter of 2012 due to lower operating costs ($308 per ounce), offset by lower gold production ($295 per ounce). Lower operating costs were attributable to lower production taxes and royalties ($2 million), lower maintenance, consumables and other costs due to timing of crusher repairs and lower cyanide consumption due to start up issues on heap leach pad four ($2 million).

GOLDCORP  |  28

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31 2012

Tonnes of ore mined	1,693,200	2,936,600	3,252,900	3,270,300	2,311,700

Tonnes of waste removed	5,865,300	6,126,500	6,853,000	6,233,100	5,394,500

Ratio of waste to ore	3.4	2.1	2.1	1.9	2.3

Tonnes of ore milled	3,513,200	3,915,500	3,815,200	3,656,500	3,499,900

Average mill head grade

– Gold (grams/tonne)	0.34	0.35	0.45	0.43	0.36

– Copper	0.32%	0.34%	0.44%	0.45%	0.39%

Average recovery rate

– Gold	65%	71%	74%	71%	67%

– Copper	75%	85%	85%	86%	79%

Produced

– Gold (ounces)	24,700	31,800	40,500	36,700	27,600

– Copper (thousands of pounds)	18,800	25,400	31,200	31,500	24,100

Sold

– Gold (ounces)	22,500	40,600	55,700	9,700	24,700

– Copper (thousands of pounds)	16,500	33,400	44,300	6,800	21,600

Average realized price

– Gold (per ounce)	$1,634	$1,663	$1,715	$1,561	$1,771

– Copper (per pound)	$3.37	$3.47	$3.62	$2.35	$4.25

Total cash costs (per gold ounce) (1)	$14	$(894)	$(628)	$(207)	$(1,131)

Financial Data (2)

Revenues	$93	$189	$256	$32	$138

Depreciation and depletion	$15	$21	$25	$9	$17

Earnings from operations	$22	$84	$103	$3	$51

Expenditures on mining interests	$21	$6	$16	$4	$3

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2013 would be $915 per ounce of gold and $2.24 per pound of copper (2012 – $918 and $2.18, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended March 31, 2013 would be $953 per ounce of gold and $2.20 per pound for copper.

(2)

As a result of the application of IFRS 10 – Consolidated Financial Statements (“IFRS 10”), the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than on an equity basis.

Goldcorp’s share of Alumbrera’s gold and copper production in the first quarter of 2013 was 2,900 ounces, or 11%, and 5.3 million pounds, or 22%, respectively, lower than in the first quarter of 2012, primarily due to lower grades and lower recoveries. Gold and copper grades were 6% and 18% lower, respectively, than in the first quarter of 2012, as during the first quarter of 2013, the ore processed came from the lower benches in phase 10 with lower grades due to its proximity to the barren core. Additionally, a higher

GOLDCORP  |  29

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

tonnage was processed from low grade stockpiles. Production is expected to recover over the remainder of 2013 as mining moves into higher grade areas with no impact to anticipated full year production.

Ore mined in the first quarter of 2013 was 27% lower than in the first quarter of 2012 due to the lower availability of trucks and loaders resulting from certain temporary importation restrictions on the supplier which were resolved by the end of the quarter.

Cash costs in the first quarter of 2013 were $14 per ounce, an increase of $1,145 per ounce compared to the first quarter of 2012 primarily due to lower by-product sales credits ($1,335 per ounce) and lower gold production volume ($175 per ounce), partially offset by lower operating costs ($254 per ounce) and lower YMAD royalties and export tax ($111 per ounce). The decrease in operating costs was mainly attributable to higher capitalized development related to stripping activities, partially offset by higher employee and contractor costs, and higher maintenance and repair costs. Additionally, Goldcorp received $21 million of dividends from Alumbrera during the quarter.

Goldcorp’s share of Alumbrera’s gold and copper production during the first quarter of 2013 was 7,100 ounces, or 22%, and 6.6 million pounds, or 26%, lower than in the fourth quarter of 2012, respectively, due to lower head grades and lower recoveries. Gold and copper head grades were lower than in the prior quarter by 3% and 6%, respectively, as mining moved into the lower benches in phase 10 and higher tonnage processed from lower grade stockpiles.

Ore milled in the first quarter of 2013 was 10% lower than in the fourth quarter of 2012 as a consequence of the ore processed containing higher gypsum content. Ore mined in the first quarter of 2013 was 42% lower than in the fourth quarter of 2012 due to lower truck availability and longer hauling distances.

Cash costs for the first quarter of 2013 were $908 per ounce, or 101%, higher than in the fourth quarter of 2012 primarily due to lower gold production ($1,875 per ounce), lower per ounce by-product sales credits ($457 per ounce) and higher YMAD royalties ($232 per ounce), partially offset by lower operating costs ($1,625 per ounce) and lower export taxes ($30 per ounce). The decrease in operating costs was mainly attributable to lower maintenance and repair costs in the first quarter of 2013, as well as lower consumables due to lower tonnage processed, and lower employee and other costs as a result of higher devaluation of the Argentinian peso in this quarter compared with the fourth quarter of 2012.

The provisional pricing impact of lower realized copper prices during the first quarter of 2013 was $4 million, or $178 per ounce.

The feasibility study for the Agua Rica project is in progress and is expected to be completed during the second half of 2013.

GOLDCORP  |  30

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three Months Ended

Operating Data	March 31 2013	December 31 2012	September 30 2012

Tonnes of ore mined	1,156,000	1,466,700	1,019,900

Tonnes of waste removed	398,500	469,200	648,100

Ratio of waste to ore	0.34	0.32	0.64

Tonnes of ore processed	288,700	206,700	89,400

Average grade (grams/tonne)

– Gold	7.20	6.99	0.57

– Silver	47.13	55.63	4.2

Average recovery rate

– Gold	96%	94%	61%

– Silver	27%	48%	63%

Produced

– Gold (ounces)	64,100	43,700	1,000

– Silver (ounces)	117,800	177,200	7,600

Sold

– Gold (ounces)	64,700	6,320	-

– Silver (ounces)	201,800	-	-

Average realized price

– Gold (per ounce)	$1,624	$1,696	$-

– Silver (per ounce)	$30.18	$-	$-

Total cash costs (per gold ounce) (1)	$472	$-	$-

Financial Data (2)

Revenues	$111	$-	$-

Depreciation and depletion	$10	$-	$-

Earnings from operations	$64	$-	$-

Expenditures on mining interests	$37	$129	$84

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds of sales, were credited against capitalized project costs.

(2)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than on an equity basis.

On January 8, 2013, the Company announced commercial production. The key highlights for the first quarter of 2013 are as follows:

Construction was completed and ramp up will continue during the first half of 2013 to full capacity.

Goldcorp’s share of Pueblo Viejo’s gold production was 64,100 ounces, with cash costs of $472 per gold ounce. Production was 10% lower than expected, primarily due to lower tonnes of ore processed as a result of slower than expected ramp up of the autoclave facility and issues with certain critical components during start up that were largely resolved by the end of the first quarter of 2013.

Cash costs in the first quarter of 2013 were $472 per ounce, a decrease of $113 per ounce, or 19%, as compared to the Company’s estimate for the first quarter of 2013, primarily due to lower operating costs as a result of lower production.

Overall construction of the 215 MW dual fuel power plant is 80% complete, with the engine hall completed and 210 towers of the total of 314 for the power line have been erected. The power plant is expected to be commissioned by the end of the third quarter of 2013.

GOLDCORP  |  31

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Commissioning activities related to the copper circuit continued during the quarter and first copper production is expected to commence during the third quarter of 2013.

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless Pueblo Viejo Dominicana Corporation (“PVDC”) would promptly agree to the government’s demands to increase the benefits to the government under the SLA at the Pueblo Viejo mine.

Barrick, the mine operator, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for an increase in the payment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date, the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Such actions would constitute a violation of the SLA, which provides for international arbitration of disputes under the Arbitration Rules of the International Chamber of Commerce. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the joint venture partners could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing their rights under international arbitration. The Company is also aware of various legal proceedings which, among other things, seek to challenge the constitutionality of the SLA.

On April 4, 2013, the main opposition party in the Dominican Republic introduced a bill in the Chamber of Deputies that would establish a windfall profit tax on PVDC. To the Company’s knowledge, no further action has been taken by the Chamber of Deputies with respect to this bill.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. In late March and early April 2013, PVDC was informed of certain additional requirements that will apply to shipments of gold and silver from the Pueblo Viejo mine. PVDC is complying with these new measures.

GOLDCORP  |  32

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. As of December 31, 2012, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves (18.91mt at 9.43g/t) as compared to 4.54 million ounces at December 31, 2011 due to a successful exploration program focused on the Mariana Central, Mariana Norte and San Marcos veins. With annual production expected to average 525,000 ounces of gold in its first five full years of production, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine.

During the first quarter of 2013, advancements were made at Cerro Negro in the overall categories of infrastructure and construction, mine development and exploration. Advancements continue in key areas of the project. The permit for the construction of the power line to connect to the grid was received during March but later than previously expected. The delay may affect the mobilization of the contractor that will construct the power line and increases the potential for initial gold production to be delayed until the first quarter of 2014.

Key assumptions in achieving first gold production and the current capital cost estimates include:

•	Energization of the power line by the end of the year and mechanical completion of the plant;

•	Improved concrete and steel erection productivity rates;

•	Continued positive labour relations;

•	Inflation and foreign currency exchange rates; and

•	Normal winter weather conditions.

Manpower levels increased to planned project levels with more than 2,700 people, consisting of 545 employees and more than 2,200 contractors. Safety initiatives remain a priority with all activities, and the project successfully completed 1 million hours of work without a lost time injury on March 20. Efforts continue to train and develop a local workforce. There were positive developments in the local hiring programs as many of the recently added employees are local residents of Santa Cruz who have graduated from an introduction to mining training program offered by Goldcorp in partnership with a local university.

Infrastructure and Construction

Engineering, Procurement and Construction Management (“EPCM”) activities advanced well with detailed engineering at 92% complete by the end of the first quarter of 2013, with EPCM total progress nearing 62%.

Key activities and developments in the first quarter of 2013 include:

•	Commenced erection of structural steel for the grinding building with 638 tonnes erected, representing 36% completion;

•	Ball mill mounted on trunions;

•	Primary crusher area ready for crusher installation and structural steel;

•	Started construction of the retaining wall for the primary crusher and achieved 26% completion; and

•	Installation of the liner in the tailings facility remains on plan for completion at or ahead of schedule.

Mine Development

Underground mine development, consisting of ramp access, ventilation raises and horizontal stope development continued to ramp up at Eureka, Mariana Central and Mariana Norte during the first quarter of 2013. The Eureka deposit remains the most advanced deposit in terms of total development, with initial stope production commencing on April 1 with blasting of the slot raise for the initial production stope. Mariana Norte and Mariana Central deposits are scheduled to begin ore development in the second and third quarters, respectively. The following outlines the first and prior quarter’s development progress and project-to-date progress:

GOLDCORP  |  33

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
Development Area (Metres)	March 31 2013	December 31 2012	Cumulative Project to date
Eureka	1,283	1,174	8,693
Mariana Central	324	292	814
Mariana Norte	182	199	491
Total	1,789	1,665	9,998

Total underground mine development during the first quarter of 2013 was 1,789 metres, which compares to 1,665 metres in the prior quarter. The Eureka and Mariana Central deposits exceeded their planned development metres for the quarter and remain the focus for development, as they will collectively contribute 93% of the contained ounces mined until the end of 2014. Development at longer-term Mariana Norte is in its early stages. Although poorer than expected near-surface rock conditions were experienced, which required additional ground support, conditions at Mariana Norte are improving in April as the ramp is advanced deeper.

The cumulative stockpile of ore from Cerro Negro, consisting initially of development ore from the Eureka deposit, exceeds the budgeted tonnes and grades. The quantity of material in the stockpile is consistent with the mine plan to reach a total year-end forecast of cumulative ore from the three deposits of 295,904 tonnes.

	Three Months Ended
Cerro Negro Production (Surface Stockpile)	March 31 2013	December 31 2012	Cumulative Project to date
Tonnes	11,004	15,166	51,320
Grade Au (g/t)	13.93	11.08	11.69
Grade Ag (g/t)	277.5	204.0	219.5

Exploration

During the first quarter of 2013, exploration activities at Cerro Negro have focused on an extensive surface geological mapping and sampling program over the various Cerro Negro concessions. The mapping and sampling program has identified a number of new targets that will be drill tested for the first time throughout 2013. Exploration drilling activities for Cerro Negro for 2013 commenced in late April.

Capital Expenditures

At March 31, 2013, total project expenditures and future commitments were $962 million, excluding exploration, of which $652 million was spent and $310 million was committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended March 31, 2013 were $152 million and $2 million, respectively.

Total estimated Cerro Negro capital expenditures were $1.35 billion at January 1, 2013 which did not include inflationary impacts in 2014. Associated with the potential delay in first gold production to the first quarter of 2014, capital spending in 2014 will increase. Continuation of the current inflation rate without a corresponding devaluation of the peso to the US dollar would further impact the capital spending in 2014.

GOLDCORP  |  34

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2012 were 3.03 million ounces (12.48mt at 7.56g/t). Initial capital expenditures are estimated to be $1.75 billion as at January 1, 2013. Ongoing work with regard to mine planning and initial development capital is now complete with initial capital estimates confirmed based on the geological information available at this time. First gold production remains on track for late 2014. Forecast average life-of-mine gold production from Éléonore at full production is approximately 600,000 ounces per year.

Environment

Permitting is progressing in line with on-going construction activities.

Engineering and Construction

Engineering and construction activities progressed significantly during the quarter. Key activities and development in the first quarter of 2013 include:

•	Commenced construction of the industrial waste water treatment plant;

•	Construction of the paste backfill plant began with 50% of the foundations completed;

•	Started the expansion of the ore and waste pad (11% completed);

•	Commenced construction of the assay laboratory;

•	Continued construction of the tailings management facility, with 76% completed;

•	Continued construction of the concentrator building to allow ball mill installation to start, as planned, by mid-May 2013;

•	Started the construction of the final upgrades on the portable and the waste water systems;

•	Delivered 300 of the 400 room total of the permanent camp for immediate occupation; and

•	Changeover of the exploration shaft is substantially complete.

Exploration

Exploration for the quarter focused on in-fill drilling in the Upper mine area. A total of 18,884 metres of diamond drilling was completed from strategic working platforms in the exploration ramp, as compared to 17,161 metres in the prior quarter. Currently, six diamond drills are conducting definition and exploration drilling with results to date consistent with expectations. Drilling has commenced on the lower portion of the mine.

Mine Development

The exploration ramp excavation progressed as planned, with 426 metres during the quarter as compared to 516 metres in the prior quarter. The ramp has now reached 2,940 metres in length, which corresponds to a vertical depth of nearly 470 metres below surface. Additionally, 304 metres of lateral development was achieved compared with 57 metres in the prior quarter. The production shaft reached a depth of 220 metres, with 138 metres during the quarter, as compared to 13 metres in the prior quarter which is in line with plan. Conversion of the exploration shaft from sinking to design operating mode was successfully completed as planned, which included the skip cage assembly and loading pocket installation, and commissioning is completed and all systems are working as per design and which has allowed off-shaft development on the 650 metre level to commence. Another important milestone was achieved with the beginning of the excavation of three important levels: 690 metre, 650 metre and 400 metre.

At March 31, 2013, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, were $1.0 billion, $818 million of which was spent and $189 million of which was committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended March 31, 2013, amounted to $123 million.

GOLDCORP  |  35

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. A study of the overall project has been completed in the fourth quarter of 2012 that has concluded that the centre of the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres. Initial capital expenditures are estimated to be $540 million at January 1, 2013, excluding the $108 million spent prior to 2011 and move first gold production into the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000 – 250,000 ounces per year. As a result of 2012 drilling, inferred resources increased to 3.25 million ounces of gold (9.05mt at 11.18g/t) as compared to 3.21 million ounces of gold at December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Widening of the old Cochenour shaft continued to advance during the first quarter of 2013, with 120 metres slashed to a total depth of 651 metres, as compared to 108 metres in the prior quarter. A concrete liner was also placed for a total concrete depth of 640 metres, as compared to 517 metres in the prior quarter. The advance rates are consistent with plan.

Advancing of the 5-kilometre Cochenour Red Lake Haulage Drift continued with 71% completed at the end of the first quarter of 2013, with expected completion in the fourth quarter of 2013. Two drills continue to work in the haulage drift to test the potential of the underexplored area. Underground exploration diamond drilling of the Bruce Channel Deposit will commence in the second half of the year once the haulage drift is close enough to drill from and drilling platforms are excavated.

At March 31, 2013, total project expenditures since January 1, 2011, excluding investment tax credits, were $247 million, $238 million of which was spent and $9 million of which was committed. Capital expenditures, excluding investment tax credits, during the three months ended March 31, 2013 amounted to $22 million. These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves (449.51mt at 0.47g/t) at December 31, 2012, compared to 5.84 million ounces at December 31, 2011, due to a redesign of the ultimate pit based on higher gold and copper prices. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at a 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

All El Morro project field construction activities remain suspended since April 27, 2012 pending the definition and implementation by the Chilean environmental permitting authority of a community consultation process which corrects certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The Chilean authorities and local communities continue to refine and advance this new consultation process with the Company’s support. Overall project activities continue to be focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project including securing long-term power supply.

At March, 2013, total project expenditures and commitments were $274 million, of which $204 million was spent and $70 million was committed. Capital expenditures, excluding capitalized interest, during the three months ended March 31, 2013 were $13 million.

GOLDCORP  |  36

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful drilling at the Camino Rojo project has contributed 1.63 million ounces to proven and probable gold reserves (66.76mt at 0.76g/t) at December 31, 2012, based on a positive study for mining of near-surface oxide and transition mineralization with conventional heap leach processing. The Company is following up on positive exploration results in the sulphide portions of the deposit that are expected to defer development of the oxide heap leach operation until the scope of the sulphide opportunity is better understood.

During the first quarter of 2013, an agreement was signed with the Ejido San Tiburcio covering 2,500 hectares of land including the Represa resource, West Extension sulphide zone, and the Don Julio prospect, providing long-term surface rights at Camino Rojo. The agreement provides the access and surface rights needed to construct and operate an oxide mine and surface facilities. In addition, a five-year exploration agreement was signed with Ejido San Tiburcio that provides permission to explore and drill on another 2,500 hectares of Ejido land.

Exploration drilling resumed late in the first quarter with six diamond-core drills completing 2,026 metres during the quarter, in six in-fill holes in the West Extension. The bulk of the core from these holes is being dedicated to metallurgical testing of the sulphide and transition zones in the West Extension. In-fill metallurgical drilling of the West Extension is planned to accelerate in the second quarter with a total of 10 drills operating.

At March 31, 2013, total project expenditures were $47 million. Capitalized expenditures, excluding capitalized interest, during the three months ended March 31, 2013 amounted to $9 million.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2012, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources (2.52mt at 15.64g/t). The activities in 2012 were focused on accessing the mineralized zone from underground.

Activities continued to focus on the updated project feasibility study which is now expected to be completed in the second half of 2013.

As of March 31, 2013, total project expenditures were $148 million. Capital expenditures, including deposits on mining interests, during the three months ended March 31, 2013 amounted to $3 million.

GOLDCORP  |  37

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OTHER OPERATING EXPENSES AND ASSOCIATES

	Three Months Ended March 31
	2013	2012
Exploration and evaluation costs	$13	$19
Share of net earnings of associates	(37)	(14)
Corporate administration	66	72
	$42	$77

Exploration and evaluation costs during the three months ended March 31, 2013 decreased by $6 million as compared to the three months ended March 31, 2012, due to timing of the Company’s drilling programs.

The Company’s share of net earnings of associates of $37 million for the three months ended March 31, 2013, was comprised of $33 million of net earnings from Pueblo Viejo following commencement of commercial production and $9 million of net earnings from Alumbrera, partially offset by net losses of $5 million from Tahoe and Primero. The Company’s share of net earnings of associates for the three months ended March 31, 2012 was primarily comprised of $36 million of net earnings from Alumbrera, partially offset by a $19 million impairment expense recognized in respect of the Company’s investment in Primero in the first quarter of 2012.

Included in corporate administration is share-based compensation expense of $18 million for the three months ended March 31, 2013 (2012 – $28 million) which has decreased due to lower fair values for the Company’s PSUs, partially offset by issuances of stock options, PSUs and RSUs during the first quarter of 2013. Excluding share-based compensation expense, corporate administration for the three months ended March 31, 2013 increased by $4 million, compared to the three months ended March 31, 2012. The increase was primarily attributable to continued Company growth.

OTHER INCOME (EXPENSES)

	Three Months Ended March 31
	2013	2012

Losses on securities, net	$(3)	$(5)
Gains on derivatives, net	49	55
Finance costs	(10)	(6)
Other income	3	14
	$39	$58

At March 31, 2013, the Company recognized a net loss of $3 million (2012 – $5 million) on certain of the Company’s available-for-sale equity securities which was comprised of a $5 million impairment expense (2012 – $5 million) recognized in respect of certain of the Company’s equity securities, partially offset by a $2 million gain (2012 – $nil) recognized on disposition of certain marketable securities.

The Company recorded a net gain on derivatives of $49 million for the three months ended March 31, 2013 (2012 – net gain of $55 million). During the quarter, the Company recognized a $33 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Convertible Notes during the period (2012 – unrealized gain of $52 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts are classified as derivatives and marked-to-market at each period end with changes in fair value recorded in net earnings. The Company recorded a net gain of $14 million on these contracts (2012 – net gain of $20 million). Additionally, the Company recognized a net gain of $2 million relating to the Silver Wheaton silver contract (2012 – total loss of $16 million).

During the three months ended March 31, 2013, the Company incurred finance costs of $10 million (2012 – $6 million) primarily comprised of accretion of reclamation and closure cost obligations.

GOLDCORP  |  38

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

The Company recognized other income of $3 million during the three months ended March 31, 2013, primarily comprised of foreign exchange gains of $2 million arising from value added tax receivables denominated in Mexican pesos, and interest income. Other income of $14 million in the comparative period was primarily comprised of $9 million of favourable foreign exchange gains principally arising from value added tax receivables denominated in Mexican pesos and interest income earned on the Primero Notes and cash balances.

INCOME TAXES

Income taxes for the three months ended March 31, 2013 totaled $50 million (2012 – $83 million). Excluding the foreign exchange impacts on deferred income taxes, income tax expense was approximately 18% of earnings before taxes and share-based compensation expense (2012 – 23%).

The lower effective tax rate in the first quarter of 2013 is primarily due to the first quarter of 2012 being negatively impacted by non-deductible impairment expense of the Company’s investments in Primero and other marketable securities as well as net non-deductible realized and mark-to-market losses from certain silver obligations to Silver Wheaton. The non-deductible impairment expense in the first quarter of 2013 was significantly lower and Goldcorp had net non-taxable realized and mark-to-market gains on the silver obligations to Silver Wheaton. Adjusted for non-deductible and non-taxable items (including the derivative gains on the conversion feature of the Convertible Notes), and excluding the foreign exchange impacts on deferred taxes, the effective tax rate for the three months ended March 31, 2013 and 2012 were 20% and 24%, respectively.

GOLDCORP  |  39

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses these performance measures to monitor its operating cash costs internally and believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates at the Company’s closed and inactive mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates and which may impact the Company’s operating costs.

The Company reports total cash costs, by-product and co-product per gold ounce on an attributable basis. The Company believes that calculating cash costs on an attributable basis, which includes the Company’s proportionate share of Alumbrera and Pueblo Viejo, rather than on an equity basis, is a more accurate measure of the Company’s economic and operating performance and reflects the Company’s view of its core mining operations.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31 2013	December 31 2012	March 31 2012
Per the condensed interim consolidated financial statements:
Production costs (1)	$503	$583	$489
Non-cash reclamation and closure costs	-	(84)	-
Treatment and refining charges on concentrate sales	22	29	41
By-product silver, copper, lead and zinc sales	(214)	(252)	(363)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(5)	(4)	(5)
Other	(1)	(3)	-
Goldcorp’s share of Alumbrera and Pueblo Viejo:
Production costs	93	84	70
Treatment and refining charges on concentrate sales	4	6	4
By-product silver and copper sales	(66)	(127)	(99)

Goldcorp’s share of total cash costs (by-product)	336	232	137

Divided by ounces of Goldcorp’s share of gold sold	595,100	645,100	545,700

Total cash costs (by-product) per gold ounce (2)	$565	$360	$251

(1)

$20 million in royalties are included in production costs per the unaudited interim condensed consolidated financial statements (three months ended December 31, 2012 – $21 million, three months ended March 31, 2012 – $22 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, total cash costs for the three months ended March 31, 2013 would be $710 per ounce of gold (three months ended December 31, 2012 – $621 per ounce of gold; three months ended March 31, 2012 – $648 per gold ounce).

GOLDCORP  |  40

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE CALCULATION

The Company, in conjunction with a non-GAAP initiative being undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The industry project to define all-in sustaining costs is ongoing and the Company expects to conform its all-in sustaining costs definition to the measure that is approved by the industry participants.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash cost. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Additionally, certain other cash expenditures, including tax payments, dividends and financing costs, are not included. The Company reports this measure on a sales basis.

The Company reports all-in sustaining costs per gold ounce on an attributable basis. The Company believes that calculating costs on an attributable basis, which includes the Company’s proportionate share of Alumbrera and Pueblo Viejo, rather than on an equity basis, is a more accurate measure of the Company’s economic and operating performance and reflects the Company’s view of its core mining operations. The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31 2013	March 31 2012

Total cash costs (by-product)	$336	$137

Corporate administration	66	72

Exploration and evaluation costs	13	19

Reclamation cost accretion	5	4

Sustaining capital expenditures	255	212

All-in sustaining costs	$675	$444

Gold sales ounces	595,100	545,700

All-in sustaining costs per gold ounce	$1,135	$814

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for each of the three months ended:

	March 31 2013	March 31 2012

Expenditures on mining interests and deposits per unaudited interim consolidated financial statements	$533	$587

Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	44	(33)

Total attributable expenditures on mining interests and deposits	$577	$554

Sustaining capital expenditures	255	212

Project capital expenditures and other	322	342

	$577	$554

(1)

Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interests expenditures net of additional funding investments which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  41

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes the net (earnings) losses from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers those operations to comprise part of the Company’s core mining portfolio and significant contributors to the Company’s financial results. Accordingly, this performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31 2013	December 31 2012	March 31 2012
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$309	$504	$479
Revisions in estimates and liabilities incurred on reclamation and closure costs, net of tax	-	60	-
Share of net losses of associates, net of tax (1)	5	16	22
Losses on securities, net of tax	3	-	5
Gains on derivatives, net of tax	(41)	(122)	(50)
Gains on disposition of mining interests, net of tax	-	(12)	-
Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(17)	22	(55)
Other	(6)	(3)	3

Total adjusted net earnings	$253	$465	$404

Weighted average shares outstanding (000’s)	811,668	811,394	810,046

Adjusted net earnings per share	$0.31	$0.57	$0.50

(1)

The Company’s share of net earnings (losses) on associates includes the Company’s share of net earnings (losses) of Primero and Tahoe which the Company excludes from performance measures on an attributable basis.

GOLDCORP  |  42

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED OPERATING CASH FLOWS

The Company has included a non-GAAP performance measure – Goldcorp’s share of adjusted operating cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. This performance measure comprises Goldcorp’s share of operating cash flows before working capital changes on an attributable basis, which includes the Company’s proportionate share of Pueblo Viejo and Alumbrera, as the Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company’s operating and economic performance and reflects the Company’s view of its core mining operations. Accordingly, this performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three months ended March 31:

	2013	2012

Net cash provided by operating activities	$294	$339

Change in working capital	45	91

Net cash provided by (used in) operating activities of Alumbrera and Pueblo Viejo	81	(49)

Change in working capital of Alumbrera and Pueblo Viejo	(20)	99

Goldcorp’s share of adjusted operating cash flows	$400	$480

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included a non-GAAP performance measure – Goldcorp’s share of free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. The Company has calculated this performance measure on an attributable basis, including the Company’s proportionate share of Pueblo Viejo and Alumbrera, rather than on an equity basis, as the Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company’s operating and economic performance and reflects the Company’s view of its core mining operations. Accordingly, this performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three months ended March 31:

	2013	2012

Net cash provided by operating activities	$294	339

Expenditures on mining interests	(479)	(537)

Deposits on mining interests expenditures	(54)	(50)

Interest paid	(9)	(9)

Consolidated free cash flows	$(248)	$(257)

Net cash provided by (used in) operating activities of Alumbrera and Pueblo Viejo	81	(49)

Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	(44)	33

Goldcorp’s share of free cash flows	$(211)	$(273)

(1)

Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interests expenditures net of additional funding investments which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  43

First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

During the three months ended March 31, 2013, the Company generated operating cash flows of $294 million (2012 – $339 million). At March 31, 2013, Goldcorp held cash and cash equivalents of $1,463 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $2,230 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $551 million of deposits with terms greater than 90 days at March 31, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70% (“the Notes”). The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At March 31, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities.

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At March 31, 2013, the Company had drawn $45 million against the credit facility (December 31, 2012 – $45 million; January 1, 2012 – $nil) which has been recorded in other current liabilities.

Of the $1 million interest incurred on the draw down of the credit facilities for the three months ended March 31, 2013 (2012 – $nil), $1 million (2012 – $nil) has been capitalized as part of the costs of qualifying mining properties.

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(in United States dollars, tabular amounts in millions, except where noted)

At March 31, 2013, the Company had an undrawn $2.0 billion revolving credit facility available. The Company extended the $2 billion revolving credit facility to 2018.

At March 31, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $421 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In the opinion of management, the working capital at March 31, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At March 31, 2013, the Company’s capital and operating commitments over the next twelve months amounted to $780 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital expenditures for 2013 are $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

During the three months ended March 31, 2013, the Company recognized a net foreign exchange gain of $2 million (2012 – $9 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $12 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2013, the Company recognized a net foreign exchange gain of $20 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2012 – $51 million). Based on the Company’s net exposures relating to taxes at March 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $144 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2013 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three months ended March 31, 2013.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three months ended March 31, 2013.

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2012 year end “Management’s Discussion and Analysis” during the three months ended March 31, 2013 other than as follows:

Government Regulation

Mexico

During the first quarter of 2013, the Mexican government introduced a bill which proposes a 5% tax-deductible mining duty calculated on an operating mine’s taxable income before the deduction of interest, taxes, depreciation and amortization. The bill is progressing through the Mexican legislative process and is currently ready for discussion at the level of the Mexican Senate. The senate has not yet approved the proposal and is expected to review it during the next session scheduled for September 2013. If approved, the new mining duty would be applicable on a prospective basis and would therefore affect future earnings from the Company’s mining operations in Mexico.

Dominican Republic

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless Pueblo Viejo Dominicana Corporation (“PVDC”) would promptly agree to the government’s demands to increase the benefits to the government under the SLA at the Pueblo Viejo mine.

Barrick, the mine operator, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for an increase in the payment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date, the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Such actions would constitute a violation of the SLA, which provides for international arbitration of disputes under the Arbitration Rules of the International Chamber of Commerce. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the joint venture partners could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing their rights under international arbitration. The Company is also aware of various legal proceedings which, among other things, seek to challenge the constitutionality of the SLA.

On April 4, 2013, the main opposition party in the Dominican Republic introduced a bill in the Chamber of Deputies that would establish a windfall profit tax on PVDC. To the Company’s knowledge, no further action has been taken by the Chamber of Deputies with respect to this bill.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. In late

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(in United States dollars, tabular amounts in millions, except where noted)

March and early April 2013, PVDC was informed of certain additional requirements that will apply to shipments of gold and silver from the Pueblo Viejo mine. PVDC is complying with these new measures.

OUTSTANDING SHARE DATA

As of May 1, 2013, there were 812 million common shares of the Company issued and outstanding and 19 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

BASIS OF PREPARATION

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial  Reporting (“IAS 34”) as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRSs as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs which had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3 to the Company’s unaudited condensed interim consolidated financial statements. Note 3 includes reconciliations of the Company’s consolidated balance sheets, consolidated statements of earnings and comprehensive income and consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2012.

CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose  Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 –

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(in United States dollars, tabular amounts in millions, except where noted)

Disclosure of Interests in Other Entities  (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in the Company’s unaudited condensed interim consolidated financial statements is as follows:

Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjusted	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$-	$21,485

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2012
	As previously reported	Adjusted	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$-	$22,929
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:
For the three months ended March 31, 2012
	As previously reported	Adjusted	As presented
Revenues	$1,349	$(138)	$1,211
Earnings from mine operations	632	(51)	581
Share of net (losses) earnings of associates	(22)	36	14
Earnings before taxes	577	(15)	562
Net earnings	$479	$-	$479
Other comprehensive income, net of tax	17	-	17
Total comprehensive income	$496	$-	$496
Condensed Interim Consolidated Statement of Cash Flows:
For the three months ended March 31, 2012
	As previously reported	Adjusted	As presented
Net earnings	$479	$-	$479
Share of net (losses) earnings of associates	22	(36)	(14)
Other	(179)	53	(126)
Net cash provided by operating activities	$322	$17	$339
Net cash used in investing activities	$(327)	$3	$(324)
Net cash used in financing activities	$(103)	$-	$(103)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments  (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OUTLOOK

For 2013, the Company expects to produce between 2.55 and 2.80 million ounces of gold at a total cash cost of $525 to $575 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs between $700 to $750 per ounce of gold. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito in 2013.

Assumptions used to forecast total cash costs for 2013 include by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $12.75, respectively, to the US dollar. All-in sustaining costs, on a by-product basis, are expected to be between $1,000 – $1,100 per ounce as Pueblo Viejo ramps up operations.

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(in United States dollars, tabular amounts in millions, except where noted)

Capital expenditures for 2013 are forecast at approximately $2.8 billion of which approximately 60% is allocated to projects and 40% to operations. Exploration expenditures in 2013 are expected to amount to approximately $225 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $180 million for 2013. Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold. The Company expects an overall effective tax rate of 29% for 2013.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods, and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the

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First Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to

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(in United States dollars, tabular amounts in millions, except where noted)

identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2012 and the current technical report for those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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